UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at January 11, 2005

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 11, 2005

Print the name and title of the signing officer under his signature.
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Homer Electric Association Corporate Office: 3977 Lake Street Homer, AK 99603 Tel: (907)235-8551 In Alaska call toll-free: 1 800 478-8551 Website: www.homerelectric.com	Northern Dynasty Minerals Ltd. 1020-800 West Pender Street Vancouver , BC V6C 2V6 Tel: 604-684-6365 Fax: 604-684-8092 Toll Free: 1 800 667-2114 Website: www.northerndynasty.com

JOINT NEWS RELEASE

NORTHERN DYNASTY AND HOMER ELECTRIC LAUNCH JOINT POWER REVIEW
FOR THE PEBBLE PROJECT

January 11, 2005, Vancouver, BC - Brad Janorschke, General Manager of Homer Electric Association ("HEA"), and Bruce Jenkins, Chief Operating Officer for Northern Dynasty Mines Inc., a wholly owned subsidiary of Northern Dynasty Minerals Ltd. (AMEX:NAK; TSXV:NDM), are pleased to announce a joint initiative to review the feasibility of a phased power development plan for the Pebble gold-copper-molybdenum deposit, located in southwestern Alaska, USA. The Pebble Project is currently the focus of a comprehensive program of drilling, engineering and environmental/socioeconomic work designed to complete an overall feasibility study and environmental permit applications in 2005 in anticipation of a large-scale open pit mining operation.

HEA and NDM have agreed to jointly assess the technical, economic, and environmental feasibility of a phased development approach to ensure the timely delivery of electrical power to construct and operate a mine at Pebble. A phased approach contemplates the efficient start up of a mine, and the possibility of a subsequent production ramp up to a milling rate in the order of 200,000 tonnes per day. The results of this joint review will contribute to the feasibility study of the Pebble Project, which is targeted for completion later this year.

HEA is one of the six prime electric Cooperatives, or utilities, that service the Alaskan Railbelt transmission grid. This grid includes Anchorage, Fairbanks, Matanuska-Susitna, and the Kenai Peninsula and services about 75% of Alaska's population which consumes over 85% of the State's electrical power. HEA is a member-owned electric Cooperative that serves Alaska's western Kenai Peninsula. Its beginnings date back to 1945 when residents in Homer, Alaska came together for the purpose of starting a local electric Cooperative. In 1950, the system was energized, bringing electricity to 56 members. Today, the Cooperative consists of approximately 20,000 members and provides electricity to about 28,000 meters in its service area. The Cooperative supplies power to a mix of heavy industry (an oil refinery, oil and gas fields in Cook Inlet, a liquid natural gas production plant and a nitrogen products plant), towns, rural areas and remote villages over a territory of 3,166 square miles.

The power development plan which is being reviewed for the Pebble Project consists of two stages. Stage One would connect the mine to the Railbelt electrical grid, via either 210 miles of overland transmission line, or alternatively, 45 miles of submarine cable across Cook Inlet, followed by approximately 70 miles of overland transmission line to the Pebble property. En route, local villages and other consumers in proximity to the project area could likely also be connected to the new extension. During 2005, HEA and NDM plan to expand their discussions with local communities to determine the best approach for optimizing the supply of power to Pebble and its neighbours in the region. It is anticipated that HEA will position itself to provide approximately 100 megawatts of power to start-up the project. Project start-up remains subject to completion of the overall feasibility study, permitting, financing and detailed engineering. Stage Two would involve construction of additional generation facilities by HEA using the best available technology. The generation capacity would be optimized to the needs of HEA's members, including NDM, as well as to allow for the future growth of HEA and the remainder of the Railbelt.

Under this new NDM/HEA initiative, the timeline for the provision of power is consistent with engineering, permitting and construction efficiencies. This timeline should also facilitate a very effective sequence for the potential mine development. Three mining rates were described in an independent Preliminary Assessment of the Pebble Project which was announced in November 2004: 100,000 tpd, 100,000 tpd ramping up to 200,000 tpd in year 6, and 200,000 tpd. Continuing studies indicate that the Pebble resource is large enough to potentially utilize the largest, most cost effective and efficient grinding equipment currently available. Consequently, one of the prime alternatives under investigation is an ultimate production rate of up to 200,000 tonnes per day (70 million tonnes per year).

A staged build-up of power availability and mine production could have numerous benefits. On the power side, there would be time to optimize technical details and economic benefits and plan for growth on the entire Railbelt system. Benefits would accrue through the ability to plan for grid expansions and additional power generation in a cost effective manner that accommodates existing consumers as well as growing demand from new consumers. The end result could be a more stable, efficient system with lower cost electricity available to all Railbelt customers.

For further information regarding this release contact:
Joe Gallagher HEA (907) 283 2324 (Public Relations Coordinator)
Bruce Jenkins NDM (604) 684 6365 (Chief Operating Officer)
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No securities regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future mining, exploration and development activities are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses and the lack of availability of necessary capital which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.